April 6, 2009

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	PacWest Bancorp Form 10-K for Fiscal Year ended December 31, 2008
File No. 0-30747

Dear Mr. West:

We received today the Staff’s comment letter on our 2008 Form 10-K which asks that we respond within 10 business days or tell you when we will provide you with our response.  Due to vacation absences of senior officers and the expected release of the Company’s first quarter 2009 earnings data and related matters, we expect to file our response with you no later than May 6, 2009.

Should you have any questions, please do not hesitate to contact me via telephone (310.728.1021) or email (vsantoro@pacwestbancorp.com).

Thank you for your consideration in this matter.

Very truly yours,

/s/ Victor R. Santoro
Victor R. Santoro
Executive Vice President and Chief Financial Officer

cc: Mr. Mark Thomas, Staff Accountant